SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

2¼% Convertible Subordinated Debentures due 2024
(Title of Class of Securities)

368682 AL 4
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
2001 Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$253,808.06	$29.49

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 2¼% Convertible Subordinated Debentures due 2024 for the principal amount outstanding plus accrued and unpaid interest up to but excluding November 15, 2014.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29.49		Filing Party: GenCorp Inc.
Form or Registration No.: Schedule TO		Date Filed: October 15, 2014

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of November 23, 2004 (the “Indenture”), between GenCorp Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), a national banking association organized under the laws of the United States of America, as trustee, for the Company’s 2¼% Convertible Subordinated Debentures due 2024 (the “Debentures”), this Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by the Company on October 15, 2014, as amended by Amendment No. 1 to the Schedule TO filed on October 27, 2014, with respect to the right of each holder (each a “Holder”) of the Debentures to require the Company to repurchase all or a portion of its Debentures on November 17, 2014 (the “Option”), as set forth in the Amended and Restated Company Repurchase Notice to Holders of Debentures, dated October 27, 2014.

Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference to this Amendment No. 2.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and constitutes the final amendment to the Schedule TO, reporting the results of the Company’s tender offer, pursuant to Rule 13e-4(c)(4) under the Exchange Act.

Items 4.	Terms of the Transaction

 Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

The Option expired at 5:00 p.m., New York City time, on Monday, November 17, 2014. The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as trustee and paying agent, that none of the Holders validly surrendered their Debentures for repurchase prior to the expiration of the Option.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2014	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 15, 2014.*
(a)(1)(B)	Amended and Restated Company Repurchase Notice to Holders of 2¼% Convertible Subordinated Debentures due 2024, dated October 27, 2014.**
(a)(5)	Press release issued on October 15, 2014.*
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 23, 2004, between GenCorp Inc. and The Bank of New York Trust Company, N.A., as trustee relating to GenCorp Inc.’s 2¼% Convertible Subordinated Debentures due 2024 was filed as Exhibit 4.01 to GenCorp Inc.’s Current Report on Form 8-K/A dated November 23, 2004 and filed on December 1, 2004 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.
(h)	Not applicable.

* Previously filed with Schedule TO, filed October 15, 2014.
** Previously filed with Amendment No. 1 to Schedule TO, filed October 27, 2014.